SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 20, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Trustee Report – 3rd Quarter/03 Brasil Telecom S.A. 3rd Issue of Debentures December 2, 2003

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Trustee Report

3rd Quarter of 2003

3rd Issue of Non-convertible Debentures

BRASIL TELECOM S.A.

PAVARINI DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA
Rua Sete de Setembro 99 16° andar Rio de Janeiro RJ Tel. 021 2507 1949 Fax 021 2507 1773
www.pavarini.com.br email

Rio de Janeiro, December 2, 2003

Debenture holders

Santander S.A. Bank
ricardoc@santander.com.br

São Paulo Stock Exchange
gre@bovespa.com.br

Brasil Telecom S.A.
ccico@brasiltelecom.com.br

Cetip
fbenites@cetip.com.br

CVM (“Brazilian Securities and Exchange Commission”)

In the quality of debenture holder trustee in the 3rd issue of debentures of Brasil Telecom S.A. we offer herein the report for this referent issue, in compliance with the provisions in the CVM (“Brazilian Securities Exchange Commission”) Instruction no. 28, of November 23, 1983 and in the Deed of Issue.

The appreciation of the situation of the company was executed based on the information furnished by the Issuer, financial statements and internal controls of the Debenture holder Trustee herein.

The electronic version of this report was submitted to the issuer company and is also available at our website www.pavarini.com.br .

Sincerely,

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Debenture holder Trustee

Issuer

Corporate Title	BRASIL TELECOM S.A.

Address of Head Office	SIA Sul – ASP – LOTE D – Bloco B, Brasília, Distrito Federal

CNPJ Corporate Taxpayer ID	76.535.764/0001-43

Director of Investor Relations	Carla Cico Phone 61-415-1901 Fax 61-415-1237 ccico@brasiltelecom.com.br

Activity	Use of the fixed switched telephone service

Situation	Operational

Control	National private

Independent Auditor	KPMG Auditores Independentes

Newspapers where the Co. divulges information	Diário Oficial da União (Federal Official Journal) - DF Gazeta Mercantil financial newspaper – national edition Jornal De Brasília newspaper - DF

Characteristics of Issue

BOVESPAFIX Code	BRTO-D31

SND Code	BRTO13

ISIN Code	BRBRTOBS026

Distribution	PUBLIC

Distribution - Start	12/20/02

Distribution - End	12/23/02

Rating	Fitch: AA(bra) 11/12/02 Standard & Poor's: brAA 11/11/02

Repricing	None

Issue Status	ACTIVE

Status of the Issuer	PAID

Security	Non convertible Debentures

CVM Register	CVM/SRE/DEB/2002/047 of 12/19/02

Coordinator	Santander S.A. Bank

Form	Nominative Uncertificated

Class	Unsecured guarantee

Issue / series	Third / Single

Authorizations	RCA of November 4, 2002

Date of issue	December 1, 2002

Maturity date	December 1, 2004

Next repricing Date	None

Amount of issuing bonds	40,000

Face value of the date of issue	R$ 10,000.00

Total amount of issue	R$ 400,000,000.00

Price of subscription

The Debentures are subscribed by their Face Value Unit, to which will be added the amount resulting from the application of the variation of 109% (one hundred and nine percent) of the DI rate over the Face Value Unit, pro rata temporis from the period counting from the Date of Issue up to the date of subscription of the Debentures

Payment method	Cash at the act of subscription

Remuneration	109% DI

Amortization	Final

Payment of interest	June 1 and December 1 of every year

Call feature	As of the 6th (sixth) month, through the payment of a 0.5% premium and an notice sent 20 days in advance

Debenture holder trustee	Pavarini DTVM Ltda.

Trustee bank and bookkeeper	Bradesco S.A. Bank

Negotiation and Custody	BOVESPAFIX-SND / CBLC-CETIP

Publications	Diário Oficial da União (Federal Official Journal) - DF Gazeta Mercantil financial newspaper – national edition Jornal De Brasília newspaper - DF

Debenture holders’ Meeting

All decisions of the Debenture holder meetings shall be taken by, at least, 2/3 (two thirds) of the votes in attendance, except in the cases in which the decision has the objective of altering the conditions for (i) Remuneration and (ii) the Maturity Date of the Debentures, which will depend on the approval by Debenture holders represented, at least, by 90% (ninety percent) of the votes in attendance at the Debenture holder Meetings, in compliance with the provisions set forth in article 71, paragraph 5 of Law no. 6.404/76, in relation to the minimum legal quorum.

Position of the Debentures

Date	Issued	Acquired by Issuer	Redeemed by Issuer	Canceled	In Treasury	Outstanding

12/01/02	40,000	-	-	-	-	-

12/31/02	40,000	-	-	-	-	40,000

01/31/03	40,000	-	-	-	-	40,000

02/28/03	40,000	-	-	-	-	40,000

03/31/03	40,000	-	-	-	-	40,000

04/30/03	40,000	-	-	-	-	40,000

05/31/03	40,000	-	-	-	-	40,000

06/30/03	40,000	-	-	-	-	40,000

07/31/03	40,000	-	-	-	-	40,000

08/31/03	40,000	-	-	-	-	40,000

09/30/03	40,000	-	-	-	-	40,000

Allocation of the Funds

The funds granted to the ISSUER through the trading of the Debentures, after the payment of the due expenses for the issue of Debentures, shall be allocated to investments for the expansion and modernization of the plant in the year of 2003.

Guarantee

The Debentures are of the unsecured type. BRASIL TELECOM PARTICIPAÇÕES S.A., with head office at SIA Sul –ASP – LOTE D – Bloco B, Brasília, Federal District, registered under CNPJ Corporate Taxpayer ID under no. 02.570.688/0001-70 binds itself to the Debenture holders as guarantor and principal payer of the ISSUER, herein clearly waiving the benefits of order, rights and faculties of exoneration set forth in articles 1.006, 1.485, 1.491, 1.498, 1.499, 1.500, 1.502, 1.503 e 1.504 of the Civil Code, in articles 261 and 262 of the Brazilian Commercial Code and in articles 77 and 595 of the Civil Process Code, for the payment, on the maturity date, of the Face Value Unit, plus the Remuneration and, if applicable, the contracted fine for late payment.

Covenants

The ISSUER binds itself to complying with the following limits and financial indexes, to be verified quarterly:

a) On the date of the last quarterly balance sheet, the ratio between the sum of the consolidated EBITDA for the last 4 quarters of the ISSUER and the sum of the Consolidated Financial Expenses during the same period shall not be less than 2.25;

b) On the date of the last quarterly balance sheet, the ratio between the Consolidated Debt and the sum of the consolidated EBITDA for the last 4 quarters of the ISSUER cannot exceed 3.25;

c) On the date of the last quarterly balance sheet, the ratio between the Consolidated Debt and the sum between the Consolidated Debt and the Shareholders’ Equity cannot exceed 0.60.

"EBITDA" means the sum without duplication (i) of the income prior to the deduction of taxes, tributes, contributions and shares, (ii) of the consolidated depreciation and amortizations which occurred in the same period and (iii) of the Financial Expenses deducted from the financial revenue, discounting (iv) the non-operating income and (v) other revenue and operating expenses.

"Consolidated Debt" means the sum of the consolidated unprofitable debt of the ISSUER in relation to individuals and/or companies, including loans and funding with third parties, issue of de fixed income bonds, convertible or not, on the local and/or capitals market besides cosignatures, sureties, pledges or guarantees provided by the Issuer, as well as amounts tendered to shareholders as a result of the redemption of shares executed by the ISSUER and the sale or the assignment of present or future receivables, with or without the coobligation of the ISSUER.

"Consolidated Financial Expenses" means the sum of the debt issue costs, interest paid to individuals or companies, including financial institutions, suppliers, securities, financial expenses that do not impact the cash flow, commissions, discounts and other charges for banking loans and letters of credit, hedging expenses, expenses with commercial leases, expenses for cosignatures, sureties, pledges or guarantees provided for other obligations.

Covenants – 09/30/03 – R$ thousand

EBITDA

Income Before Taxes/shares	302,482

Depreciation and Amortization	2,097,721

Financial Expenses	1,394,114

Financial Income	274,833

Non-operating income	(141,541)

Other operating revenue	242,929

Other operating expenses	162,871

EBITDA	3,580,967

CONSOLIDATED DEBT

ST Loans and Funding	649,609

ST Debentures	1,023,783

LT Loans and Funding	1,814,722

LT Debentures	1,310,000

CONSOLIDATED DEBT	4,798,114

CONSOLIDATED FINANCIAL EXPENSES

Financial Expenses	1,394,114

Interest on own Capital	450,794

CONSOLIDATED FINANCIAL EXPENSES	943,320

Shareholders’ Equity	6,974,064

EBITDA / CONSOLIDATED FIN EXP	3.80 ‹ 2.25

CONSOLIDATED DEBT / EBITDA	1.34 › 3.25

CONSOLIDATED DEBT / (CONSOLIDATED DEBT + SHAREHOLDERS’ EQUITY)	0.41 › 0.60

Call Feature

The ISSUER is entitled the right to, at any time, as of the 6th (sixth) month counting from the Date of Issue ("Redemption Start Date"), to promote the call feature of all or part of the total outstanding Debentures, through the payment of the Face Value Unit, plus the Remuneration, applicable up to the date of redemption, calculated pro rata temporis from the Date of Issue or the date of the last payment of the respective Remuneration, up to the effective payment of the redemption, plus the redemption premium. For the purpose of the provisions in the item herein, the redemption premium applicable in the case of Debenture call feature will be equal to 0,5% (half a percent) on the redemption amount, proportional to the period of consecutive days remaining between the effective redemption date and the Maturity date, according to the following formula:

P = d/D * 0.5%

Where: P = Premium to be paid in a percentage value on the amount of the redemption d = amount of consecutive days between the effective redemption date and the Maturity date of the Debentures D = amount of consecutive days between the June 1st, 2003 (corresponding to the period of 6 months after the Date of Issue) and the Maturity Date of the Debentures.

The ISSUER will notify the Debenture holders about the call feature of the Debentures, in the manner set forth in the document herein, at least 20 (twenty) consecutive days prior to the effective redemption of the Debentures.

In the event of a call feature in part of the total of outstanding Debentures, the redemption will occur with a drawing, in the presence of the Debenture Holder Trustee, in accordance with the terms of the first paragraph of art. 55 in Law 6.404/76 and other applicable norms. Should a partial redemption occur, a minimum of 20% (twenty percent) of the amount of Debentures placed during the public distribution period will remain outstanding, on the contrary, the redemption will be total.

Repricing

There will be no repricing.

Scheduled Events and Payments

R$/debenture

Date	Installment	Amortization	Installment	Interest	Status

06/01/03	-	-	1	1,276.654146	Paid

12/01/03	-	-	2	1,181.038021	-

06/01/04	-	-	3	-	-

12/01/04	1/1	10,000.00	4	-	-

Legal and Corporate Events

Board of Directors’ Meeting – 08/28/03
reelection de board members were approved.

General Shareholders’Meeting – 09/08/03
The inclusion of Articles 28-A and 47 in the Corporate Bylaws of the Company was approved.

Notices to the Debenture Holders

There were no notices for the Debenture holders published in 2003.

Advance Maturity

None of the events mentioned in Clause 4.20 of the Deed of Issue caused the issue to mature in advance.

PU’s

The calculated amount reflects our interpretation of the deed of issue and does not imply in the acceptance of a legal or financial commitment. The PUs shown were calculated "at par", that is, on the curve of correction and remuneration established in the deed of issue. Other financial market entities may present values that differ depending on the calculation methodology applied. In the case of doubt in relation to how the values presented herein were evaluated, we request that you contact us for more information.

DATE	PU	FACE	DI RATE	DI RATE	ACCUMULATED	INTEREST	NEXT
					VARIATION
	BRASIL TELECOM	VALUE	%py	FACTOR	FACTOR		EVENTS
	BRTO13/BRTO-D31	(VN)	(DIj RATE)	(fj)	(f1xf2x...xfj)	(JR)	J - REMUN
	R$	R$				R$	A - AMORT
12/01/02	10,000.000000	10,000.00	-	1.00000000	1.00000000	0.000000	J = 06/01/2003
12/31/02	10,179.385212	10,000.00	24.83	1.00095903	1.01793852	179.385212	J = 06/01/2003
01/31/03	10,397.483214	10,000.00	25.28	1.00097703	1.03974832	397.483214	J = 06/01/2003
02/28/03	10,604.393624	10,000.00	26.28	1.00100835	1.06043936	604.393624	J = 06/01/2003
03/31/03	10,809.516867	10,000.00	26.23	1.00000000	1.08095169	809.516867	J = 06/01/2003
04/30/03	11,029.525738	10,000.00	26.28	1.00100800	1.10295257	1,029.525738	J = 06/01/2003
05/31/03	11,276.654146	10,000.00	-	1.00100629	1.12766541	1,276.654146	J = 06/01/2003
06/01/03	11,276.654146	10,000.00	-	1.00000000	1.12766541	1,276.654146	J = 06/01/2003
06/30/03	10,191.812663	10,000.00	25.68	1.00000000	1.01918127	191.812663	J = 12/01/2003
07/31/03	10,423.132962	10,000.00	24.21	1.00093747	1.04231330	423.132962	J = 12/01/2003
08/31/03	10,633.730739	10,000.00	-	1.00000000	1.06337307	633.730739	J = 12/01/2003
09/30/03	10,818.912835	10,000.00	19.71	1.00077843	1.08189128	818.912835	J = 12/01/2003
10/31/03	11,012.025825	10,000.00	18.75	1.00074321	1.10120258	1,012.025825	J = 12/01/2003
11/30/03	11,181.038021	10,000,00	-	1.00000000	1.11810380	1,181.038021	J = 12/01/2003
12/01/03	11,181.038021	10,000.00	17.23	1.00000000	1.11810380	1,181.038021	J = 12/01/2003

Operating Performance

(extracted from 3rd Quarterly Information to CVM/03 – R$ thousand)

Operating Context
BRASIL TELECOM S.A. is a Switched Fixed Telephone Service concessionaire (STFC) and it executes its activities in Region II of the General Grant Plan, which comprises the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. This area, which extends 2,859,375 square kilometers, contemplated by the local and long distance telephone concessions, corresponds to 34% of the country.

It is a company controlled by Brasil Telecom Participações S.A. (BTP), a company organized on May 22, 1998 as a result of the privatization process of the Telebrás System.

The business of the Company, as well as the services that it offers and the rates it charges are regulated by the National Telecommunications Agency – Anatel (Agencia Nacional de Telecomunicações).

The information referent to the targets for quality and universalization of the Switched Fixed Telephone Service are available to all through the ANATEL website www.anatel.gov.br.

The Company is registered at the CVM (“Brazilian Securities and Exchange Commission”) and at the Securities and Exchange Commission – SEC of the US and has its shares traded in the main stock exchanges of the country and its ADR`s in the New York Stock Exchange (NYSE). The Company also integrate Level 1 of Corporate Governance of the São Paulo Stock Exchange– BOVESPA.

Market Value of the Financial Assets and Liabilities (Financial Instruments) and Risk Analysis.
The Company and its controlled companies carried out an evaluation of its financial assets and liabilities in relation to market values or effective realization (fair value), using information available and evaluation methodologies appropriate for each situation. The interpretation of the market data in relation to the choice of methodology requires a considerable amount of judgment and the establishment of estimates to reach a value considered to be adequate for each situation. Consequently, the estimates shown may not necessarily indicate the amounts that can be obtained on the current market. The use of different cases for the appraisal of market value or the fair value may have a material effect on the values obtained. The choice of assets and liabilities shown in the document herein occurred due to their materiality. The instruments whose values are close to the fair value and whose risk evaluation is irrelevant were not mentioned.

According to their nature, financial instruments may involve known or unknown risks and the potential of these risks is important, in the best judgment. Thus, there may be risks with or without guarantees, depending on the circumstantial or legal aspects. Among the market risk factors that may affect the business of the Company, emphasis has been placed on the following ones:

Credit Risk
The majority of the services offered by the Company are linked to the License Agreement and a large part of these services are subordinated to the establishment of rates on behalf of the regulating entity. In turn, the credit policy, in the case of public telecommunication services, is subordinated to the legal norms established by the licensing power. The risk exists due to the possibility of the Company incurring losses which result from the difficulty to receive amounts billed to its clients. Up to the quarter, the delinquency of the Company was 2.50% of gross revenue (2.60% in the same period the previous year). Through internal controls, the Company permanently monitors the level of accounts receivable, which limits the risk of delinquent accounts and proceeds cutting access to the service (outgoing traffic) if the bill is overdue for more than thirty days. Exceptions are made in the case of telephone services that have to be maintained for reasons of security or national defense. On June 30, 2003, the portfolio of clients of the Company did not present subscriber registers whose receivables were, individually, over 1% of the total accounts receivable for the services.

Exchange Rate Risk
The Company has loans and funding in foreign currency. The risk linked to these liabilities arises from the possibility of the existence of variations in exchange rates that may increase their balance. The loans subject to this risk registered around 5.23% of the total liabilities of this kind (6.8% on 03/31/03). In order to minimize this risk, the Company hedges exchange swaps with financial institutions. Of the part of the debt in foreign currency, 44% is covered by hedging (37% on 03/31/03). The unrealized positive or negative effects of these transactions are registered in the income as gain or loss. By the end of the quarter, net losses totaled R$ 74,546 (R$ 24,415 of net gains in 2002).

Net exposure, using the accounting and market value, to the exchange rate risk on the closing date of the quarter is the following:

	09/30/03		06/30/03
PARENT COMPANY	Book Value	Market Value	Book Value	Market Value

LIABILITIES
Loans and Funding	241,805	233,828	254,149	244,979
Hedge Contracts	(821)	(8,412)	(3,428)	(7,131)
TOTAL	240,984	225,416	250,721	237,848
SHORT TERM	45,143	34,256	41,825	34,875
LONG TERM	195,841	191,160	208,896	202,973

The method used for the market value calculation (fair value) on the loans and funding in foreign currency and hedging instruments was that of the discounted cash flow, at market rates in effect on the closing date of the quarter.

Interest Rate Risk

Assets
The Company has loans granted to the company which produces the yellow pages and resulting from the sale of goods from property, plant and equipment to other telephone companies.

These assets are represented hereunder as on the closing date of the quarter:

	Parent Company		Consolidated
	Book and Market Value		Book and Market Value
	09/30/03	06/30/03	09/30/03	06/30/03

ASSETS
Loans linked to IGP-DI	6,738	6,737	6,738	6,737
Loans linked to CDI	765	-	-	-
Loans linked to IPA-OG Column 27 (FGV)	1,972	1,672	1,972	1,672
Loans linked to IGP-M	-	-	1,233	-
TOTAL	9,475	8,409	9,943	8,409
SHORT TERM	2,732	1,949	1,967	1,949
LONG TERM	6,743	6,460	7,976	6,460

The accounting values are equal to the market values due to the fact that the current employment conditions for these types of financial instruments are similar to those in which the latter derive from.

Liabilities
The Company has loans and funding in local currency subordinated to the interest rates linked to the main indexers: TJLP (long-term Interest Rate), UMBNDES, CDI (Domestic Interbank Rate) and IGPM (General Price Index). The inherent risk of these liabilities arises from the possibility of the existence of variations in these rates. The Company has made hedge derivative contracts for 78% of the liabilities subject to the UMBNDES rate, in the exchange swap mode, considering the influence of the dollar on the payment charges (currency basket) for these liabilities. However, continuous monitoring of the remaining market rates occurs with the intention of evaluating the consequent use of derivatives for protection from the volatility risk of these rates.

Besides the loans and funding the Company issued debentures - private and public, non-convertible or tradable into shares. This liability was executed using the interest rate linked to CDI and the risk linked to this liability arises from the possible increase of this rate.

The situation of the liabilities mentioned on the closing date for the quarter are the following:

Book Value
	Book Value
PARENT COMPANY	09/30/03	06/30/03

LIABILITIES
Debentures – CDI	2,393,826	2,358,240
Loans linked to TJLP	1,849,238	1,924,684
Loans linked to UMBNDES	225,037	229,435
Hedge Contracts in UMBNDES	46,335	50,184
Loans linked to IGPM	22,254	23,530
Other loans	20,440	20,439
TOTAL	4,557,130	4,606,512
SHORT TERM	1,628,249	1,197,278
LONG TERM	2,928,881	3,409,234

The accounting values are equal to the market values due to the fact that the current employment conditions for these types of financial instruments are similar to those in which the latter derive from. In the occurrence of a hypothetical 1% variation in the rates mentioned, unfavorable to the Company, the annual negative impact would be approximately R$ 9,954.

Risk of Not Linking Monetary Correction Indexes and Accounts Receivable
The loans and funding indexes used by the Company are not linked to the values for accounts receivable. The telephone rate readjustments do not necessarily accompany the increases in the local interest rates which affect the debts of the Company. Therefore, a risk arises from the absence of this link.

Contingency
Risks The contingency risks are evaluated in accordance with cases of enforceability between probable, possible or remote. The contingencies considered as probable risk are registered in the liability. The details of these risks are shown in note no. 7.

Risks related to Investments
The Company has investments evaluated using the equity methods accounting and acquisition cost. BrT Serviços de Internet S.A. (internet service company) and Brasil Telecom Celular S.A. (mobile phone company) are wholly-owned subsidiaries whose investments are appraised by the equity method, of which only the first is in operation. There is no market value to evaluate the investments made on the wholly-owned subsidiaries since they are close corporations. The future cash flows expected from the investments, directly and indirectly, do not lead to the expectation of losses which may require the use of provisions of such nature for these corporations. Likewise are the investments related to the iBest and BrT Cabos Submarinos (submarine cable company) groups.

The investments evaluated by the cost are irrelevant in relation to the total assets. The risks related to them do not produce enough impact to the Company should significant losses occur with these investments.

Risks with Financial Investments
Financial Investments of immediate liquidity are remained in exclusive financial investment funds (FIF’s), whose assets are comprised of post-fixed public government securities, futures contracts linked to the exchange rate of the Commodities and Futures Exchange (BM&F) and in a foreign currency investment fund, and there are no credit risks in these operations. On 06/30/03, the Company has financial investments worth R$ 915,503 (R$ 1,205,411 on 03/31/03). The yields granted up to the closing of the quarter are financially recognized as financial revenue and amount to R$ 70,240 (R$ 21,957 in 2002). The amounts related to the consolidated statements are R$ 941,126 (R$ 1,253,118 on 03/31/03) for the investments and R$ 74,318 (R$ 21,958 in 2002) for yield.

Capital Stock
The Company is authorized to increase its capital through a decision of the Board of Directors up to the total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, in compliance with the legal limit of 2/3 (two thirds) in the case of issue of new preferred shares with no voting rights.

By decision of the General Shareholders’ Meeting or the Board of Directors’ Meeting, the capital stock of the Company may be increased by the capitalization of accrued profits or previous reserves allocated for this by the General Assembly. Under these conditions, the capitalization may occur without changing the number of shares.

The capital stock is represented by common and preferred shares, no par value, and, in the capital increases, it is not required to maintain their proportion.

By decision of the General Meeting or the Board of Directors, the right of preference for the issue of shares may be excluded the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares, in the cases predicted in article 172 of the Corporate Stock Law.

The preferred shares have no voting rights, except in the cases mentioned in paragraphs 1 to 3 of art. 12 in the bylaws, with assurance of priority in the receipt of a minimum and non-cumulative dividend of 6% a year, calculated on the amount resulting from the capital stock breakdown by the total number of shares of the Company, or 3% a year, calculated on the amount resulting from the shareholders’ equity breakdown by the total number of shares of the Company, whichever is greater.

The subscribed and paid in capital stock is R$ 3,373,097 (R$ 3,373,097 on 03/31/03), comprised of the following no par value shares:

In thousand of shares
CLASS OF SHARES	Total Shares		Shares in Treasury		Outstanding Shares
	09/30/03	06/30/03	09/30/03	06/30/03	09/30/03	06/30/03

Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	295,569,090	295,569,090	6,331,111	5,175,011	289,237,979	290,394,079
TOTAL	545,166,140	545,166,140	6,331,111	5,175,011	538,835,029	539,991,129
					09/30/03	06/30/03
EQUITY VALUE PER THOUSAND OUTSTANDING SHARES (R$)					12.94	12.76

Cash and Equivalents

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03

CASH	43	40	48	44
BANK ACCOUNTS	104,908	25,417	109,491	33,747
INVESTMENTS OF IMMEDIATE LIQUIDITY	988,807	915,503	1,028,892	941,126
TOTAL	1,093,758	940,960	1,138,431	974,917

The liquid investments represent amounts invested in portfolios managed by financial institutions, linked to public government securities with average profitability equal to DI CETIP (CDI), futures contracts at the Commodities and Futures Exchange – BM&F, indexed by the variation of the commercial dollar plus coupon at around 3.3% per year and at the investment fund with an exchange variation plus the six-month Libor rate plus interest of 1.5% per year.

Cash Flow Statements

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03

OPERATING ACTIVITIES
NET INCOME OF THE PERIOD	285,903	187,442	285,924	187,442
MINORITY PARTICIPATION	-	-	(6)	-
ITEMS WITH NO CASH EFFECTS	2,669,362	1,756,171	2,676,607	1,758,006
Depreciation and Amortization	1,565,385	1,046,591	1,570,990	1,047,133
Losses with Accounts Receivable from Services	201,011	132,925	201,032	132,946
Provision for Doubtful Accounts	(5,668)	(3,211)	(5,593)	(3,146)
Provision for Contingencies	51,940	32,332	51,940	32,332
Deferred Taxes	72,316	118,679	76,183	117,621
Premium Amortization Paid on Investment Acquisition	93,011	62,007	99,186	62,007
Result from the Write-off of Permanent Assets	19,357	16,808	18,023	16,808
Financial Expenses	658,614	346,076	658,686	346,076
Equity Pick up	13,396	3,964	-	-
Other Expenses/Revenues	-	-	6,160	6,229
CHANGES IN SHAREHOLDERS' EQUITY	(743,780)	(626,929)	(695,964)	(492,949)
OPERATING ACTIVITIES FLOW	2,211,485	1,316,684	2,266,561	1,452,499

FINANCING ACTIVITIES
Dividends/Interests on Own Capital	(265,156)	(263,966)	(265,156)	(263,966)
Loans and Financing	(923,023)	(557,187)	(923,097)	(557,187)
Loans Obtained	83,716	23,683	83,716	23,683
Loans Paid	(398,966)	(254,021)	(398,966)	(254,021)
Interest Paid	(607,773)	(326,849)	(607,847)	(326,849)
Share's Buyback Program	(33,018)	(18,169)	(33,018)	(18,169)
Other Financing Flows	(185)	-	(3,943)	(3)
CASH FLOW FROM FINANCING ACTIVITIES	(1,221,382)	(839,322)	(1,225,214)	(839,325)

INVESTMENT ACTIVITIES
Financial Investments	(1,083)	(330)	4952	4,939
Investment Suppliers	(57,549)	(107,095)	(43,140)	(107,154)
Funds from Sales of Permanent Assets	16,896	12,860	16,896	12,860
Investments in Permanent Assets	(1,244,102)	(800,132)	(1,300,522)	(967,804)
Other Investment Activities Flows	12,061	(19,137)	(4,001)	(3,997)
CASH FLOW FROM INVESTMENT ACTIVITIES	(1,273,777)	(913,834)	(1,325,815)	(1,061,156)

CASH FLOW OF THE PERIOD	(283,674)	(436,472)	(284,468)	(447,982)

CASH AND EQUIVALENTS
Balance at the end of the quarter	1,093,758	940,960	1,138,431	974,917
Balance at the start of the period	1,377,432	1,377,432	1,422,899	1,422,899
VARIATION IN CASH AND CASH EQUIVALENTS	(283,674)	(436,472)	(284,468)	(447,982)

Loans and Funding

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03

LOANS AND FUNDING	9,475	8,409	9,943	8,409
TOTAL	9,475	8,409	9,943	8,409
SHORT TERM	2,732	1,949	1,967	1,949
LONG TERM	6,743	6,460	7,976	6,460

Funding

	09/30/03	06/30/03

BNDES (Brazilian Development Bank)	2,074,275	2,154,119
FINANCIAL INSTITUTIONS	294,929	246,889
SUPPLIERS	4,807	4,623
PUBLIC DEBENTURES	985,091	927,992
PRIVATE DEBENTURES	1,348,692	1,430,247
TOTAL	4,707,794	4,763,870
SHORT TERM	1,664,560	1,230,009
LONG TERM	3,043,234	3,533,861

Funding in local currency: TJLP (Long-term Interest Rate)-based interest is applied, plus 3.85% to 6.5% p.y., UMBNDES (BNDES Monetary Unit) plus 3.85% to 6.5% p.y., 100% and 109% of CDI (Domestic Interbank Rate), IGP-M (General Price Index) plus 12% p.y. and a fixed rate of 14% p.y., resulting in an average rate of 20.9% p.y.

Funding in local currency: fixed interest rates of 1.75% p.y. and a variable interest of 0.5% to 4.0% p.y. above the LIBOR rate are applied, resulting in an average rate of 2.77% p.y. The LIBOR rate on 06/30/03 for six-month payments was 1.12% p.y..

Private Debentures: interest rates of 100% of CDI are applied. The issue of 1,300 non convertible debentures or debentures tradable into shares of any kind, at the unit price of R$ 1,000, occurred on January 27, 2001 and were fully subscribed by the Parent Company. The maturity dates of these debentures is predicted on 07/27/04, 07/27/05 and 07/27/06, corresponding to 30%, 30% and 40% of their face value, respectively.

Public debentures: First public issue: 50,000 debentures non convertible into share and with no repricing clause, with a face value unit of R$ 10, totaling R$ 500,000, occurred on May 1, 2002. The payment term is two years, maturing on May 1, 2004. The remuneration corresponds to the interest rate of 109% of CDI and its payment periodicity is six months, falling always on November 1st and May 1st, counting from the distribution starting date up to the maturity date of the debentures.

Second public issue: 40,000 debentures non convertible into share and with no repricing clause, with a face value unit of R$ 10, totaling R$ 400,000, occurred on December 1, 2002. The payment term is two years, maturing on December 1, 2004. The remuneration corresponds to the interest rate of 109% of CDI and its payment periodicity is six months, falling always on June 1st and December 1st, counting from the distribution starting date up to the maturity date of the debentures.

On June 30, 2003, there were no debentures of its own issue acquired.

Loans

	09/30/03	06/30/03

MUTUAL WITH CONTROLLER	90,320	93,363
TOTAL	90,320	93,363
SHORT TERM	8,832	9,094
LONG TERM	81,488	84,269

The loans in foreign currency are updated by the exchange variation and interest of 1.75% a year.

Payment schedule

The long-term debt is schedules to be paid in the following years:

	09/30/03	06/30/03

2004	539,115	1,060,241
2005	933,126	922,789
2006	1,044,388	1,037,031
2007	511,750	504,849
2008	21,654	21,652
2009	20,805	20,811
From 2010 on	53,884	50,757
TOTAL	3,124,722	3,618,130

Debt breakdown by currency / index

Updated by	09/30/03	06/30/03

TJLP (Long-term Interest Rate)	1,849,238	1,924,684
UMBNDES – Currency Basket of BNDES	225,037	229,435
UMBNDES Hedge	46,335	50,184
CDI Rate	2,393,826	2,358,240
NORTH AMERICAN DOLLARS	241,805	254,149
Hedge in Dollars	(821)	(3,428)
IGP-M Rate	22,254	23,530

Guarantees
The contracted loans and funding are guaranteed by credit guarantees deriving from telephone services and the cosignature of the Parent Company.

The Company has hedged 44% of its loans and funding in North American dollars executed with third parties and on 78% of the debt in UMBNDES (Currency basket) executed with BNDES, with the purpose of protecting itself from the significant variations in the quotations of these factors on the correction of the debt. The gains and losses with these contracts are acknowledged by the accrual basis.

Authorizations for the Exploration of Services
The wholly-owned subsidiary, Brasil Telecom Celular S.A., signed in the month of December of 2002, three Personal Mobile Authorization Terms, executed with Anatel. These terms, which assure the exploration of SMP for the next fifteen years in the same area of activity in which the Company has a license for fixed telephony, totaled R$ 191,495, of which 10% was paid at the act of signature of the contract. The balance of R$ 172,345, related to the remaining 90%, was fully acknowledged in the liability of the Controlled Company and should be paid in six annual equal and consecutive installments with maturity dates in 2005 to 2010. The IGP-DI variation is applied on the debt, plus 1% a month on the debt. On the quarterly closing date, the value of the updated liability was R$ 197,244 (R$ 191,125 on 03/31/03).

Commitments Assumed
Acquisition of Equity Interest of MTH do Brasil Ltda., controller of MetroRED Brasil

On February 17, 2003, the Company executed two agreements with MetroRED Telecommunications Group Ltd., of which (i) One Agreement for the Purchase and Sale of Quotas, aimed at the acquisition of 19.9% of the capital stock of MTH do Brasil Ltda. (MTH), which owns 99.99% of the capital stock of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Agreement, aimed at the acquisition of 80.1% of the capital stock of MTH. The option may only be exercised following certification by the National Telecommunications Agency – Anatel for the full accomplishment of the universalization and expansion targets set forth in the License Agreement of December 31, 2003.

These agreements, equivalent to US$ 16,999,900.00 (sixteen million, nine hundred and ninety-nine thousand and nine hundred North American dollars) and US$ 100.00 (one hundred North American dollars), respectively, were paid on February 18 of 2003, both corresponding to local currency for a total of R$ 61,463.

In the future, at the second and final stage, when the option to purchase 80.1% of the quotas which represent the capital stock of MTH will occur, the Company should pay an amount equal to US$ 51,000,000,00 (fifty-one million North American dollars), concluding the process for the acquisition of the total capital stock of the said company.

MetroRED Brasil is a service provider for the private telecommunication network using optical fiber digital networks and it services 331 kilometers of the local network in São Paulo, Rio de Janeiro and Belo Horizonte and 1,486 kilometers of the long distance network which connects these large commercial urban centers. It also has an Internet Solutions Center of 3,500 m2 in São Paulo, which offers co-location, hosting and value-added services.

The acquisition of 19.9% of MTH does not include control of MetroRED and also does not mean the direct or indirect provision, on behalf of the Company, of other telecommunication services, besides those currently being offered in Region II of the General Grant Plan.

Subsequent Events
At a Board of Directors Meeting of the Company held on August 5, 2003, the following issues were approved: (i) Proposal for the use of funding and/or issue of securities, in accordance with the market conditions on the occasion of each transaction and within the explained parameters as pointed out in the conditions contained in the document entitled “Proposal for the Capture of Funds for Financing of Operations from 2003 to 2008”; (ii) Proposal for the provision, by the Company, of collateral agreements, personal guarantee agreements or any other guarantee that comes to be needed for financing that are contracted by the company for the execution of the Business Plan, through the opening of fixed credit, in favor of companies in which Brasil Telecom S.A. participates, in accordance with the detailed document entitled “Proposal for the Provision of Guarantees between Brasil Telecom Participações S.A. and Brasil Telecom S.A. and from the latter to its Participating Companies –2003 to 2008”; and (iii) Proposal for the repurchase of its own shares, for permanence in Treasury or cancellation, or later alienation. The acquisition will be performed according to the terms of Law 6404/76, CVM Instruction 10/80 and subsequent riders and Bylaw of the Company, with the following terms and conditions: (a) the “Other Capital reserves” account will represent the funds available for the acquisition of shares; (b) its own preferred shares for permanence in treasury, up to the limit of 10% of the preferred outstanding shares, may be acquired; (c) the acquisition period will run for 365 days, counting from August 06, 2003; (d) the acquisition and/or alienation transactions related to these shares will be set at the market price and mediated by the brokerage houses, Unibanco CVM S.A., Itaú CV S.A. and Credit Suisse First Boston S.A. CTVM, and (e) the acquisition of shares will be conducted by the Board of the Company and will be subject to the guidelines set at the Repurchase Committee Meeting held on July 18, 2003.

In relation to the proposal for the employment of funding and/or issue of securities mentioned above, Brasil Telecom Participações S.A., controller of the Company, approved at its Board of Directors’ Meeting, held on August 05, 2003, the proposal for the opening of fixed credit in the market conditions up to the amount required to guarantee funding of up to R$ 1.776 billion to be contracted by the Company and/or companies which are directly or indirectly participating companies of BTP for the execution of the Business Plan.

The content of this subsequent event was disclosed in material facts of Brasil Telecom S.A. and Brasil Telecom Participações S.A., both published on August 06, 2003.

Financial Statements

(Source: Quarterly Information to CVM – 09/30/03 - R$ thousand)

(In Thousand Reals)		Consolidated	Parent Company
Code	ASSETS	09/30/03	09/30/03

1	Total Assets	15,475,062	15,122,015
1.01	Current Assets	3,691,644	3,637,933
1.01.01	Cash and Cash Equivalents	1,138,431	1,093,758
1.01.02	Credits	1,991,266	1,987,519
1.01.02.01	Accounts Receivable from Services	1,991,266	1,987,519
1.01.03	Inventory	11,053	11,053
1.01.04	Other	550,894	545,603
1.01.04.01	Loans and Financing	1,967	2,732
1.01.04.02	Deferred and Recoverable Taxes	354,265	350,017
1.01.04.03	Judicial Deposits	33,957	33,957
1.01.04.04	Other Assets	160,705	158,897
1.02	Long-term Assets	1,282,410	1,226,474
1.02.01	Several Credits	0	0
1.02.02	Credits with Associated Persons	6,671	9,759
1.02.02.01	With Colligated	6,671	6,671
1.02.02.02	With Subsidiaries	0	3,088
1.02.02.03	With Another Associated Persons	0	0
1.02.03	Other	1,275,739	1,216,715
1.02.03.01	Loans and Financing	7,976	6,743
1.02.03.02	Deferred and Recoverable Taxes	612,146	610,493
1.02.03.03	Judicial Deposits	460,465	460,465
1.02.03.04	Inventory	19,782	19,782
1.02.03.05	Other Assets	175,370	119,232
1.03	Permanent Assts	10,501,008	10,257,608
1.03.01	Investments	280,650	503,508
1.03.01.01	Interest in Subsidiaries	97,485	97,485
1.03.01.02	Interest in Controller Companies	0	340,183
1.03.01.03	Other Investments	183,165	65,840
1.03.02	Fixes Assets	9,592,882	9,167,463
1.03.03	Deferred	627,476	586,637

		Consolidated	Parent Company
Code	LIABILITIES	09/30/03	09/30/03

2	Total Liability	15,475,062	15,122,015
2.01	Current Liability	3,612,140	3,579,188
2.01.01	Short-term Loans and Financing	649,609	649,609
2.01.02	Short-term Debentures	1,023,783	1,023,783
2.01.03	Suppliers	893,985	882,661
2.01.04	Rates, Taxes and Contributions	483,069	476,062
2.01.04.01	Indirect Taxes	446,443	440,794
2.01.04.02	Income Taxes	36,626	35,268
2.01.05	Dividends to be Paid	247,656	247,656
2.01.06	Provisions	60,845	60,774
2.01.06.01	Provision for Contingencies	20,892	20,821
2.01.06.02	Provision for Pension Funds	39,953	39,953
2.01.07	Short-term Debts With Associated Persons	0	0
2.01.08	Other	253,193	238,643
2.01.08.01	Personal, Payroll and Social Benefits	76,112	73,754
2.01.08.02	Cosignments to Thirty Parties	44,779	44,467
2.01.08.03	Profit Shares	35,471	34,986
2.01.08.04	Other Liabilities	96,831	85,436
2.02	Long-term Liabilities	4,824,184	4,559,183
2.02.01	Long-term Financing and Loans	1,814,722	1,814,722
2.02.02	Long-term Debentures	1,310,000	1,310,000
2.02.03	Provisions	854,045	851,652
2.02.03.01	Provision for Contingent Liabilities	390,107	387,714
2.02.03.02	Provision for Pension Funds	463,938	463,938
2.02.04	ST Debts with Associated Persons	0	0
2.02.05	Other	845,417	582,809
2.02.05.01	Personal, Payroll and Social Benefits	9,671	9,655
2.02.05.02	Suppliers	4,939	4,939
2.02.05.03	Indirect Taxes	503,221	502,499
2.02.05.04	Income Taxes	32,714	32,200
2.02.05.05	Authorization for Telecom Service Use	202,603	25,541
2.02.05.06	Other Liabilities	84,294	7,975
2.02.05.07	Funds for Capitalization	7,975
2.03	Deferred Income	64,661	9,580
2.04	Minority Interests	13
2.05	Shareholders’ Equity	6,974,064	6,974,064
2.05.01	Paid-in Capital Stock	3,373,097	3,373,097
2.05.02	Capital Reserve	1,524,953	1,524,953
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controller/Subsidiaries	0	0
2.05.04	Surplus Reserve	273,244	273,244
2.05.04.01	Legal Reserve	273,244	273,244
2.05.04.02	Reserve required under the Company’s Charter	0	0
2.05.04.03	Contingency Reserve	0	0
2.05.04.04	Unrealized Income Reserve	0	0
2.05.04.05	Profit Retention Reserve	0	0
2.05.04.06	Special for Unallocated Dividends	0	0
2.05.04.07	Other Surplus Reserve	0	0
2.05.05	Retained Earnings	1,802,770	1,802,770

		Consolidated	Parent Company
Code	INCOME STATEMENT	01/01/2003 to	01/01/2003 to
		09/30/2003	09/30/2003

3.01	Gross Sales and/or Services	8,177,586	8,181,067
3.02	Deduction from Gross Sales	(2,335,582)	(2,320,050)
3.03	Net Sales and/or Services	5,842,004	5,861,017
3.04	Cost of Goods and/or Services Sold	(3,605,428)	(3,533,560)
3.05	Gross Profit	2,236,576	2,327,457
3.06	Operating Expenses/revenues	(1,971,125)	(2,067,738)
3.06.01	With Sales	(559,024)	(656,718)
3.06.02	General and Administrative	(556,014)	(547,621)
3.06.03	Financial	(892,745)	(893,524)
3.06.03.01	Financial Revenue	223,935	217,122
3.06.03.02	Financial Expense	(1,116,680)	(1,110,646)
3.06.04	Other Operating Revenue	176,125	176,265
3.06.05	Other Operating Expense	(139,467)	(132,744)
3.06.06	Income by the Equity Method	0	(13,396)
3.07	Operating Income	265,451	259,719
3.08	Non-Operating Income	(108,540)	(109,876)
3.08.01	Revenues	37,695	37,220
3.08.02	Expenses	(146,235)	(147,096)
3.09	Income before Taxes/Shares	156,911	149,843
3.10	Provision for Income Tax and Social Contributions	(82,254)	(75,593)
3.11	Deferred Income Tax	0	0
3.12	Shares/contributions under Company’s Charter	(34,939)	(34,547)
3.12.01	Shares	(34,939)	(34,547)
3.12.02	Contributions	0	0
3.13	Reversal of Interest on Own Capital	246,200	246,200
3.14	Minority Interest	6
3.15	Income of the Period	285,924	285,903

ECONOMIC-FINANCIAL INDEXERS

GENERAL LIQUIDITY	0,59	0,60
CURRENT LIQUIDITY	1,02	1,02
TOTAL INDEBTEDNESS	1,21	1,17
UNPROFITABLE DEBT	0,69	0,69
GROSS MARGIN	38,28%	39,71%
NET MARGIN	4,89%	4,88%
PROFITABILITY OF OWN CAPITAL	4,28%	4,27%

Information

The company maintains the publicly-held company register up to date in relation to CVM and the information offered to the Trustee Report during the period referred to in this report. The debenture holder trustee herein has no knowledge of non-recurring omission or untruth contained in the information disclosed by the company or, in addition, of any default or delay in the required provision of information by the company.

Statement

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda. states that it is fully able to fill the position of Debenture Holder Trustee for the issue referred to in this report, and that it is has no knowledge of any non-recurring omission or untruth contained in the information disclosed by the company or, in addition, of any default or delay in the required provision of information by the company.

Rio de Janeiro, December 2, 2003

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Debenture Holder Trustee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer